GROUP

[redacted]

08005461

RECEIVED

2008 OCT 20 P 2:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 10 October 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
OCT 22 2008
THOMSON REUTERS

Kay Amelungse

Stefanie Weyrich

Enclosures

10 October 2008 — Press release: Kurt F. Viermetz resigns from the Supervisory Board of Hypo Real Estate Holding AG, following replenishments to the Management Board

10/20

RECEIVED
2008 OCT 20 P 2:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

Kurt F. Viermetz resigns from the Supervisory Board of Hypo Real Estate Holding AG, following replenishments to the Management Board

Munich, 10 October 2008 – With the Supervisory Board of Hypo Real Estate Holding AG having refilled key positions on the Management Board at the start of this week, the Chairman of the Supervisory Board, Kurt F. Viermetz, has abdicated his mandate as Chairman of the Supervisory Board.

Mr. Viermetz stated: "With the replacements to the Management Board and the fundamental settlement of the liquidity support, my most urgent tasks have been fulfilled. I can now step down from the Supervisory Board in the knowledge that, despite the extraordinarily difficult state of the finance sector, the foundations for a sound new beginning have been laid."

Next Monday already, Dr. Axel Wieandt as CEO and Dr. Kai Wilhelm Franzmeyer as Member of the Board and Treasurer, will begin their duties in our company.

With the resignation of Mr. Viermetz, his former deputy on the Supervisory Board, Professor Dr. Klaus Pohle, will fill the position of Chairman on an interim basis.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Professor Pohle stated: "Hypo Real Estate Group is very grateful to Kurt Viermetz. Like no other, he facilitated the company by his steady leadership and vast international experience from its difficult beginnings following the spin-off from HVB to become one of the leading global commercial real estate financing houses. Despite the crisis of recent weeks, his prudence and decisiveness contributed greatly to the company gaining the chance of a new start with the help of the German Government, the Central Bank and various financial institutes. The Supervisory Board and the shareholders of Hypo Real Estate Holding AG owe Mr. Viermetz their highest respect for his achievement and for his decision to leave the Chairmanship of the Supervisory Board in new hands.''

On behalf of Supervisory Board Member, Mr. J.C. Flowers, Professor Pohle stated: "The investors associated with me, and I myself, have the greatest respect for the achievements and enormous commitment of Kurt Viermetz on behalf of Hypo Real Estate Group. We thank him for his excellent co-operation."

Hypo Real Estate Group

Following the acquisition of DEPFA Bank Plc in October 2007, **Hypo Real Estate Group** has evolved into one of the leading international financial services providers for commercial real estate lending, public finance and infrastructure finance. The Group, with total assets of € 395 billion, 1,900 employees and offices across Europe, the Americas and Asia, consists of the non-operational listed Hypo Real Estate Holding AG and operational entities. Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG conduct the international real estate financing business. DEPFA and DEPFA

Deutsche Pfandbriefbank AG conduct the public sector and infrastructure finance business. Additional information is to be found on www.hyporealestate.com

Press Contact:
Hypo Real Estate Group

Hans Obermeier
Tel.: +49 (0)89 203007 787
Fax: +49 (0)89 203007 772
E-Mail:hans.obermeier@hyporealestate.com

Oliver Gruß
Tel.: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

END